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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/16 AND ENDING 08/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13555 Bishops Court, Suite 345
(No. and Street)

Brookfield (City) WI (State) 53005-6218 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Sweet 262-797-9215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decade Securities Corp., as of August 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


BETTY ACKERMAN
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECADE SECURITIES CORP
Brookfield, Wisconsin

Audited Financial Statements
Year Ended August 31, 2017

TABLE OF CONTENTS


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Decade Securities Corp.

We have audited the accompanying statement of financial condition of Decade Securities Corp. as of August 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Decade Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Decade Securities Corp. as of August 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Decade Securities Corp.'s financial statements. The supplemental information is the responsibility of Decade Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
October 27, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

DECADE SECURITIES CORP
Brookfield, Wisconsin

Statement of Financial Condition
August 31, 2017

ASSETS

Current Assets:	
Cash and equivalents	$ 1,202,835
Prepaid income taxes	16,459
Total current assets	1,219,294
Total assets	$ 1,219,294

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable	$ 383
Total current liabilities	383
Total liabilities	$ 383
Stockholders' Equity:	
Common stock (Note 3)	12,891
Additional paid-in capital	475,401
Retained earnings	730,619
Total stockholders' equity	1,218,911
Total liabilities and stockholders' equity	$ 1,219,294

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Statement of Operations
Year Ending August 31, 2017

Income:		
Fees and service income	$	248
Commissions		159
Interest		2,128
Total income		2,535
Expenses:		
Personnel		9,578
Professional fees		4,485
Other operating expenses		7,511
Total expenses		21,574
Loss before income taxes		(19,039)
Provision for income tax		0
Net Loss	$	(19,039)

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Statement of Changes in Stockholders' Equity
Year Ending August 31, 2017

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance, August 31, 2016	$ 12,891	$ 475,401	$ 749,658	$ 1,237,950
2017 net loss	---	---	(19,039)	(19,039)
Balance, August 31, 2017	$ 12,891	$ 475,401	$ 730,619	$ 1,218,911

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Statement of Cash Flows
Year Ending August 31, 2017

Cash Flows from Operating Activities:		
Net loss	$	(19,039)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		2,126
Accounts payable		
Net cash used by operating activities		(16,913)
Cash and equivalents, beginning of year		1,219,748
Cash and equivalents, end of year	$	1,202,835
Supplementary information:		
Income taxes paid	$	-

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Notes to Financial Statements
Year Ending August 31, 2017

1. Summary of Significant Accounting Policies

Business Activity

Decade Securities Corp (the "Company") is a member FINRA and SEC and is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at August 31, 2017. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Property and Equipment

Property and equipment is carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Property and equipment consist of the following at August 31, 2017:

Automobile	$	32,538
Furniture and equipment		958
Total		33,496
Accumulated depreciation		33,496
Net	$	------

Revenue Recognition

Commissions, other fees on security sales and various service fees are credited to income at the time related services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Notes to Financial Statements
Year Ending August 31, 2017
(continued)

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2017, the Company's net capital and required net capital were $1,179,401 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .0003 to 1.

3. Common Stock

Common stock consists of 56,000 authorized, 12,891 issued and outstanding $1 par value shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended August 31, 2017. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Concentrations

The Company maintains cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of August 31, 2017, the uninsured and uncollateralized portion of this balance is $952,835.

6. Transactions with Related Parties

During the period, the Company entered into the following related-party transactions with an affiliate:

- Office space under a month-to-month sublease agreement on the basis of square footage. Rental expense incurred under this lease was $345.

- The sharing of administrative services which is expensed based on actual time spent. The Company incurred a total of $9,578 for administrative services.

7. Income Taxes

The company is a corporation for federal and state income tax purposes. During the year ending August 31, 2017, the Company incurred a loss of $19,039 which is available to offset profits in ensuing years until August 31, 2037. This results in a deferred tax asset of approximately $6,473. However, a corresponding allowance has been recorded because the realization of this amount is uncertain.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Notes to Financial Statements
Year Ending August 31, 2017
(continued)

7. Income Taxes (continued)

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosures required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to federal tax examinations for years beginning before August 31, 2014 and state examinations for years beginning before August 31, 2013.

8. Commitments and Contingencies

Concentration of credit risk

The Company maintains cash and cash equivalents at financial institutions. The combined account balances at each institution typically exceed FDIC insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

Litigation

The Company is not presently subject to material litigation nor, to the Company's knowledge, is any litigation threatened against the Company, all of which collectively are not expected to have a material adverse effect on liquidity, results of operations, or business of financial condition of the Company.

9. Regulatory

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

10. Going Concern Analysis

Historically the Company has had operating losses and negative cash flows from operations over the last four years. Ordinarily, these conditions might give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. This assessment included the most current information available, including (1) there is no significant debt coming due and (2) there are substantial liquid resources (cash balances) to support continued operating losses, and (3) there is no working capital deficiency.

Looking forward, cash flow forecasts demonstrate that the Company will meet its obligations within the next two years (or more).

Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. The Company is exploring cost cutting measures.

These uncertainties cast substantial doubt upon the Company's ability to continue as a going concern. However, management feels with its substantial cash position, it will be able to meet all obligations and continue operations.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Notes to Financial Statements
Year Ending August 31, 2017
(continued)

11. Accounting Pronouncements

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending August 31, 2017. Based upon this review, the Company has implemented the prounouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

DECADE SECURITIES CORP
Brookfield, Wisconsin
Schedule I

August 31, 2017

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1

Aggregate Indebtedness	$	383
Minimum required net capital	$	26
Computation of Basic Net Capital Requirement:		
Stockholders' equity	$	1,218,911
Deduct Nonallowable Assets:		
Haircuts on money market		(23,051)
Accounts receivable		
Prepaid income taxes		(16,459)
Net Capital		1,179,401
Net Capital Requirement (minimum)		5,000
Capital in excess of minimum requirement	$	1,174,401
Ratio of aggregate indebtedness to net capital		.0003 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2017.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corp is exempt from Rule 15c3-3 under the provision of Rulle 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corp is exempt from Rule 15c3-3 under the provision of Rulle 15c3-3(k)(1).

See Independent Auditor's Report

Decade Securities Corp.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended August 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Decade Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Decade Securities Corp. claimed an exemption from 17 C.F.R.§ 240.15c3-30 (the "exemption provisions") and (2) Decade Securities Corp. stated that Decade Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Decade Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Decade Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
October 27, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE


DECADE
SECURITIES CORP.

Assertions Regarding Exemption Provisions

We, as members of management of Decade Securities Corp ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended August 31, 2017.

DECADE SECURITIES CORP

By:

Michael Sweet
President

10/27/17
(Date)

13555 BISHOPS COURT
BROOKFIELD, WISCONSIN 53005
TELEPHONE • (262) • 797 • 9215
FAX • (262) • 797 • 9216